November 16, 2020

Via Email
James Rajotte
Alberta   s Senior Representative to the United States
Alberta Washington D.C. Office
Canadian Embassy
501 Pennsylvania Ave, N.W.
Washington, DC 20001

       Re:    Province of Alberta
              Registration Statement under Schedule B
              Filed September 2, 2020
              File No. 333-248552

              Form 18-K for Fiscal Year Ended March 31, 2020
              Filed September 3, 2020
              File No. 033-12133

Dear Mr. Rajotte:

        We have reviewed your response dated November 3, 2020 and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

 1.    We note your response to comments 1, 5, and 9 that the disclosure is in
Alberta   s Form
       18-K/A filed on March 6, 2020. We also note that after the registration statement was filed on September 2, 2020, a Form 18-K was filed for end of fiscal year March 31, 2020.
       Please amend your registration statement to specifically incorporate by reference the latest annual report filed after your initial registration statement and prior to effectiveness. Please also include in the registration statement any material information related to this offering that is in filings made prior to the most recently filed Form 18-K.


       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Rajotte
Province of Alberta
November 16, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco,
Office Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,

                                                           Office of
International Corporate
                                                           Finance


cc:    Christopher J. Cummings, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison, LLP